ACME PACKET, INC.
71 Third Street
Burlington, MA 01803

October 10, 2006

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mark P. Shuman

RE:	Acme Packet, Inc. Registration Statement on Form S-1, as amended File No. 333- 134683
Registration Statement on Form 8-A File No. 001-33041

Ladies and Gentlemen:

        Pursuant to Rule 461 of the Securities Act of 1933, as amended, and Rule 12(b)-6 of the Securities Exchange Act of 1934, as amended, Acme Packet, Inc., a Delaware corporation (the "Company"), hereby requests that the effectiveness of the Company's above-referenced Registration Statement on Form S-1, as amended, and Registration Statement on Form 8-A be accelerated to 4 p.m. Eastern time, on Thursday, October 12, 2006 or as soon as practicable thereafter.

        Goldman, Sachs & Co. is the principal underwriter in connection with the Company's above-referenced Registration Statement on Form S-1. We enclose with this request a letter from the underwriters joining in the Company's request for acceleration of the Registration Statement.

        The Company hereby acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Should you have any questions regarding this request, please do not hesitate to contact Julio E. Vega (617-951-8901) or Matthew J. Cushing (617-951-8439) of Bingham McCutchen LLP.

Sincerely,
ACME PACKET, INC.
By:	/s/ Keith Seidman Name: Keith Seidman Title: Chief Financial Officer
cc:
Julio E. Vega, Bingham McCutchen LLP
Matthew J. Cushing, Bingham McCutchen LLP
Mark G. Borden, Wilmer Cutler Pickering Hale and Dorr LLP
Mark L. Johnson, Wilmer Cutler Pickering Hale and Dorr LLP